April 20, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:  Secured Digital Applications, Inc.

We have read the statements made by Secured Digital Applications, Inc. which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K. We agree with the statements made regarding our firm in such 8-K/A. We have no basis to agree or disagree with other statements made under Item 4.01.



GHP HORWATH, P.C.